FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        September, 2005

Commission File Number:      0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive North Vancouver, British Columbia Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By: /s/ Nicole Copley Nicole Copley

Dated:   September 16, 2005

MIRAMAR MINING CORPORATION 300-889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

September 16, 2005	NEWS RELEASE 05-18	MAE - TSE MNG-AMEX

Miramar Plans $15 million Flow-Through “Bought Deal” Financing
>—To accelerate exploration towards Phase 2 development options for Hope Bay, particularly at Madrid —

VANCOUVER — Miramar Mining Corporation today announced that a Canadian broker on behalf of a syndicate of underwriters (collectively the “Underwriters”) has agreed to purchase approximately 7.32 million flow-through common shares at a price of $2.05 per share for gross proceeds of $15 million. Miramar plans to use the proceeds of this financing to expand the existing resources on the Hope Bay belt in Nunavut with a view towards the next phase of contemplated development on the belt.

“The outstanding exploration results we’ve had at Hope Bay this year, particularly at Madrid have encouraged us to accelerate our exploration activities. These objectives are aimed at upgrading the category of resources at the existing deposits at Hope Bay to enable us to advance towards our phase two development concepts for Hope Bay.” said Tony Walsh, Miramar’s President and CEO.

Miramar aims to become an intermediate gold producer through the integrated development of the Hope Bay belt. In order to achieve this goal, while minimizing potential dilution and risk to shareholders, Miramar has developed a phased approach to maximizing gold production from the Hope Bay belt starting with the proposed small scale, high grade Doris North Mine. Miramar’s goal is then to extend and expand production levels by developing through phase 2 & 3, the rest of Doris, Boston and eventually Madrid.

The Offering is scheduled to close on or about October 6, 2005. The Offering is subject to, among other things, receipt by Miramar of all necessary regulatory approvals, including the approval of The Toronto Stock Exchange and the American Stock Exchange. The proceeds of the Offering will be used to incur Canadian Exploration Expenditures on the Hope Bay project in Nunavut. The flow-through common shares sold in the offering will be subject to statutory and Toronto Stock Exchange hold periods.

In consideration for their services, the Underwriters will receive a 5% cash commission and a broker warrant exercisable for common shares equal to 5% of the number of Flow-Through Common Shares sold. The broker warrants will be exercisable at a price of $2.05 per common share for a period of 12 months following the closing date.

The securities being offered have not and will not be registered under the United States Securities Act of 1933, as amended, or the securities laws of any state, and may not be offered or sold in the United States or to U.S. persons without registration unless an exemption from registration is available. This news release does not constitute an offer for sale of securities in the United States.

All amounts are in Canadian Dollars.

Miramar Mining Corporation controls the 80km long Hope Bay Archean Greenstone belt.

Forward Looking Statements

Statements relating to exploration work at the Hope Bay project and the expected costs and results of this work and statements regarding the 2005 work program, proposed development phases and production strategies are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ‘projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from Miramar’s operations and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2004 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

All resource estimates reported in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, which permits U.S. mining companies in their SEC filings to disclose only those mineral deposits that qualify as proven or probable “reserves” because a determination has been made based on an appropriate feasibility study that the deposits could be economically and legally extracted or produced. Accordingly, resource information reported in this disclosure may not be comparable to similar information reported by United States companies. The term “resource(s)" does not equate to “reserves” and normally may not be included in documents filed with the Securities and Exchange Commission, and investors are cautioned not to assume that “resources” will be converted into “reserves” in the future.

This disclosure uses the term “inferred resources”. While this term is recognized by Canadian regulations concerning disclosures by mining companies, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a high category. Under Canadian rules, estimates of “inferred resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that part or all of an “inferred resource” exist or are economically or legally feasible.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:
Tony Walsh
President & CEO
Miramar Mining Corporation
Tel: (604) 985-2572 Fax: (604) 980-0731
Toll Free: 1-800-663-8780
Email: info@miramarmining.com